EXHIBIT 21




                         Subsidiaries of the Registrant

            The following is a list of the Registrant's subsidiaries as of September 19, 1997 (exclusive of subsidiaries which, as of June 27, 1997, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X) :


                                                           State of Jurisdiction
                Name                                          of Corporation

    TII Corporation                                            Delaware
    TII International, Inc.                                    Delaware
    Telecommunications Industries, Inc.                        New York
    TII Dominicana, Inc.                                       Delaware
    Crown Tool & Die Company, Inc.                             Puerto Rico
    TII-Ditel, Inc.                                            North Carolina